Newmont Mining Corporation 1700 Lincoln Street Denver, CO 80203 Phone 303-863-7414 Facsimile 303-837-5837 www.newmont.com

October 15, 2008

Jill S. Davis

Branch Chief

United States

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE, Stop 7010

Washington, DC 20549-7010

Newmont Mining Corporation

Form 10-K for Fiscal Year Ended December 31, 2007

Filed February 21, 2008

Response letter dated October 10, 2008

File No. 1-31240

Dear Ms. Davis:

Please find below the response of Newmont Mining Corporation (the “Company”) to the Securities and Exchange Commission Staff (the “Staff”) comments set forth in the letter to Mr. Richard T. O’Brien of the Company dated October 10, 2008.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

Critical Accounting Policies

Exploration Segment Goodwill, page 42

1.	Your response to comment number one from our letter dated August 22, 2008 explains that as a result of using the revised VBPP definition, an additional Exploration Segment tangible asset of $700 million related to blue sky exploration potential was included in step two of the goodwill impairment analysis. Please confirm for us that the additional VBPP included in the Exploration Segment relates to a component of an acquired interest in a potential mineral deposit or acquired right to explore or extract a potential mineral deposit. If true, also confirm that such acquired interest in a potential mineral deposit or acquired right to explore or extract a potential mineral deposit has not previously been allocated to the mine reporting units, or another reporting unit.

The Staff is supplementally advised that the additional “blue sky” VBPP included in Step 2 of the goodwill impairment analysis for the Exploration Segment:

1)	relates to a component of an acquired interest in a potential mineral deposit or acquired right to explore or extract a potential mineral deposit; and

2)	has not previously been allocated to the mine reporting units, or another reporting unit.

The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in its filings and this letter; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to address any further responses related to this matter, and the Company will make every effort to continue to respond in a timely manner to the Staff’s comments. If the Staff wishes to discuss the responses provided above or the related materials at any time, please do not hesitate to contact me at (303) 837-5927 or Roger Johnson, Vice President and Chief Accounting Officer at (303) 837-5874.

Sincerely,

/s/ Roger Johnson for
Russell D. Ball
Senior Vice President and Chief Financial Officer

cc:	Mark Wojciechowski
Kevin Stertzel